NEWS RELEASE
TSX: ELD NYSE: EGO	December 16, 2016

Eldorado Announces Retirement of President and Chief Executive Officer, Names Successor

VANCOUVER, BC, December 16, 2016 – Eldorado Gold Corporation (“Eldorado” or the “Company”) today announced that Mr. Paul Wright will retire from his position of President and Chief Executive Officer following the Company’s 2017 Annual General Meeting in April 2017.

Mr. George Burns, currently Executive Vice President and Chief Operating Officer of Goldcorp Inc., will succeed Mr. Wright as President and Chief Executive Officer and will also join Eldorado’s Board of Directors. Mr. Wright will continue as a member of Eldorado’s Board of Directors, moving to the Chairman position. Mr. Robert Gilmore, Eldorado’s current Chairman, will continue to serve on the board, moving to the position of Vice-Chairman and Independent Lead Director.

Paul Wright said, “I am grateful for the opportunity to have led Eldorado over seventeen years, a period of intense activity through which we succeeded in creating a truly leading international gold company. The quality of our global team and their relentless commitment to success have been integral to our growth and I am proud to have been part of this team. I am enthusiastic about George taking on the leadership role and look forward to working with him through both the transition period and subsequently in my role as Chairman.”

Robert Gilmore said, "On behalf of Eldorado’s Board of Directors, I would like to express our sincerest thanks to Paul Wright for his 20 years of tireless dedication and leadership in building an outstanding gold mining company. Paul has earned the trust and respect of our employees, shareholders, partners and industry leaders. We wish Paul all the best as he begins retirement and for his continued success as he assumes the role of Chairman of the Board.

We are excited to welcome George to his new roles, both on the Board and as President and Chief Executive Officer. The Board has selected a very capable and technically accomplished leader at a time when Eldorado is in a strong financial position, with an outstanding portfolio of producing mines and development projects. With George as Eldorado’s President and Chief Executive Officer and Paul moving into the role of Chairman, Eldorado has a strong and promising future."

Paul Wright joined Eldorado in 1996 as Vice President, Mining, and led the Company in the position of President and Chief Executive Officer since his appointment to the role in October 1999.  Mr. Wright has overseen the Company’s continued growth with Eldorado prospering under his 20 years of leadership.

George Burns was appointed Executive Vice President and Chief Operating Officer of Goldcorp Inc. in August 2012. Prior to that he held the positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States respectively. Mr. Burns has over 30 years of experience in the mineral sector including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Prior to joining Goldcorp, Mr. Burns was Vice President and Chief Operating Officer of Centerra Gold Inc. Mr. Burns served in various capacities for Asarco including Vice President of mining as well as numerous capacities for Cyprus Minerals Corporation and he began his career with Anaconda Company in 1978. Mr. Burns received a Bachelor of Science degree in Mining Engineering from the Montana College of Mineral Science and Technology in 1982.

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About Eldorado Gold

Eldorado is an international low cost gold producer with mining, development and exploration operations in Turkey, Greece, Serbia, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made in this news release may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", “targets”, “targeted”, “expect”, "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information in this news release include, but are not limited to the Company’s Announcement of the Retirement of the President and Chief Executive Officer, Names Successor.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the ability to acquire Shares in the market through the NCIB and in compliance with regulatory requirements, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and the impact of the disposition on the Company’s business. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to acquire shares through the NCIB; political, economic, environmental and permitting risks, regulatory restrictions, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries; mining operational and development risks, litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, and impact of the completion of the sale of our interests in the Jinfeng, Tanjianshan and White Mountain Mines and the Eastern Dragon Development Project on the Company; assumptions about the completion of post-closing conditions of the China National Gold and Yintai Transactions, including liability and timing of meeting the closing conditions; changes in the use of proceeds; currency fluctuations; speculative nature of gold exploration, global economic climate; dilution, share price volatility; competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com